CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

UPM’s Financial Review for 2003:

Operational profit weakened, strong cash flow and balance sheet

Key figures for January 1 to December 31, 2003

•	Profit before extraordinary items EUR 559 million (789) and excluding non-recurring items EUR 457 million (835)

•	Earnings per share EUR 0.70 (1.06)

•	Cash flow from operations per share EUR 2.42 (2.75)

•	Turnover EUR 9,948 million (10,475)

•	Gearing ratio 67% (76%)

•	Return on equity 5.3% (8.0%)

•	Board of Directors’ dividend proposal EUR 0.75 (0.75)

Mr Jussi Pesonen, UPM’s President and CEO appointed today, comments on the Financial Review for 2003:

“As a result of the weak market situation for the third year in a row, UPM’s profitability in 2003 was unsatisfactory. Demand started to recover in many paper grades, but the price competition was further tightened. In these circumstances, making profit was very challenging. However, we were successful in keeping the cash flow strong and in decreasing debt.”

“Furthermore, the depreciation of the US dollar weakened the company’s profitability. The continued weakness of the US dollar began to cause changes in the paper trade flow. Many European producers have cut down their exports to outside of Europe while many producers from outside Western Europe have increased their imports into Europe. As a result, the supply and the number of competitors have increased in the markets. The paper price increase in the UK and the USA materialised only partially which was disappointing for us.”

“However, the growth in demand for paper has been positive. In some paper grades, the growth was very strong, especially towards the end of the year. Consequently, we were able to increase our paper deliveries by 400,000 tonnes. In addition, the order backlogs were strengthened towards the end of the year. We can also be very satisfied with the intensity which the company’s various units have taken the challenge to develop cost efficiency. We have already achieved more than two thirds of the EUR 200 million savings target.”

“The general economic situation has shown signs of recovery in the main markets. However, the operating profit for the first-quarter of 2004 is estimated to be lower than that of last year due to the current price level and the strengthened euro. As demand rises, the company is in a good position to improve its financial performance”, Mr Pesonen concludes.

UPM-Kymmene Corporation, P.O. Box 380, FIN-00101 Helsinki, Tel. +358 204 15 111, Fax +358 204 15 110

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For more information, please contact:

Mr Jussi Pesonen, President and CEO, UPM-Kymmene Corporation, tel. +358 203 15 0582

Mr Kari Toikka, Executive Vice President and CFO, tel. +358 204 15 0014

UPM-Kymmene Corporation

Corporate Communications

January 29, 2004

***

Webcasting and Conference Call Information

The news conference regarding the Financial Review will be broadcast on-line on UPM’s website www.upm-kymmene.com today at 13:30 Finnish time (11:30 GMT, 6:30 EST). A recording of the news conference will be available until March 31, 2004.

To participate in the UPM-Kymmene Conference Call on January 29, 2004, please dial +44 (0)1452 542 300 at 17:00 (Finnish time) (15:00 GMT, 10:00 EST). Conference Call can be listened to until February 5, 2004 on the following phone number: +44 (0)1452 550 000, access code: 851 157#.

In the United States and Canada, the Conference Call number is +1 866 220 1452. The reply can be heard on the following number +1 866 276 1167, access code: 851 157#.

UPM-Kymmene Corporation, P.O. Box 380, FIN-00101 Helsinki, Tel. +358 204 15 111, Fax +358 204 15 110

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•	Profit before extraordinary items for 2003 was EUR 559 million (789 million for 2002), and excluding non-recurring items EUR 457 million (835 million).

•	Earnings per share for 2003 were EUR 0.70 (1.06 for 2002), and excluding non-recurring items EUR 0.57 (1.12).

•	The cash flow from operations per share for 2003 was EUR 2.42 (2.75 for 2002) and for the fourth quarter EUR 0.88 (0.81 for the third quarter).

•	Fourth-quarter profit before extraordinary and non-recurring items was EUR 82 million (128 million for the third quarter) and earnings per share were EUR 0.11 (0.16).

THE MARKET IN 2003

For the third year in a row, paper markets were characterized by weak growth in demand and by over-supply. Although economic growth was better than in 2002, growth was still weak, especially in Europe. Growth in print media advertising continued to be subdued. In Europe, magazine paper demand improved somewhat from the previous year but demand for the other main paper grades remained practically flat or declined. The picture was similar in North America, with magazine papers gaining ground but fine paper and newsprint demand declining. In China, the growth in demand for paper was robust.

Average prices for magazine papers in Europe were markedly lower than in 2002. In the United States prices were slightly higher due to gradual increases introduced throughout the year. Newsprint prices in Europe fell early in the year but then levelled off as supply contracts are generally agreed for one year at a time. In the United States and Asia, newsprint prices were raised and average prices ended up higher. Price erosion continued in European fine paper markets. Average prices for both coated and uncoated fine paper fell significantly. In China, prices were more stable. Prices for speciality papers decreased somewhat.

The markets served by the Converting Division remained challenging. Demand for self-adhesive labelstock grew in the Americas and the Asia-Pacific region, but was lacklustre in Europe. Demand for siliconized papers remained weak, but towards the end of the year some improvement was in sight. The market for industrial wrappings was also weaker than the year before.

Competition on the plywood market intensified due to new supply. The oversupply in sawn timber continued. Trading conditions for wood-based building supplies remained good.

EARNINGS

•	FOURTH QUARTER OF 2003 COMPARED WITH THIRD QUARTER

Turnover for the fourth quarter was EUR 2,552 million, compared with EUR 2,437 million for the third quarter. Turnover grew by 5%. Paper deliveries increased by 9%.

Operating profit was EUR 275 million (164 million for the third quarter). Operating profit includes net non-recurring income of EUR 153 million (net non-recurring charges of EUR 15 million). The main non-recurring item was the sale of 11.3 million Nokia shares, resulting in a capital gain of EUR 163 million. Following the sale, UPM no longer owns shares in Nokia. Other capital gains were EUR 8 million and restructuring costs, mainly related to the cost-savings programme, and other provisions were EUR 18 million.

Operating profit excluding non-recurring items was EUR 122 million, down from the previous quarter’s EUR 179 million. The lower operating profit is due to mandatory production downtime at Finnish pulp and paper mills during the Christmas holiday, and to a one-day strike by paper industry workers in Finland on 3 December. Profitability also suffered from lower export prices due to the stronger euro. Operating profit for the Converting Division was lower than in the third quarter, and the Wood Products Division’s performance was also weak. Operating profit was 10.8% of turnover (6.7%). Excluding non-recurring items, operating profit was 4.8% of turnover (7.3%).

The Group’s paper machines operated at 89% of capacity during the fourth quarter (88%).

Profit before extraordinary and non-recurring items was EUR 82 million (128 million), and including non-recurring items EUR 235 million (113 million). Net financial expenses were EUR 40 million (51 million). Taxes booked for the final quarter amounted to EUR 73 million (42 million).

The cash flow continued to be good due to a further EUR 199 million reduction in working capital.

Excluding non-recurring items, earnings per share were EUR 0.11 (0.16), return on equity was 3.1% (4.9%) and return on capital employed 4.5% (6.0%).

•	2003 COMPARED WITH 2002

Turnover for 2003 was EUR 9,948 million, 5% down on the previous year despite 4% higher deliveries. Lower paper prices in Europe and the stronger euro were the main reasons for the fall in turnover.

The operating profit of EUR 784 million (1,062 million for 2002) includes net non-recurring income of EUR 129 million (charges of 46 million). Gains from the sale of listed shares were EUR 167 million and other capital gains EUR 23 million. Non-recurring restructuring costs were EUR 32 million, and write-downs and other provisions EUR 10 million. The unrealized MACtac acquisition caused non-recurring costs of EUR 46 million, of which EUR 27 million were exchange losses.

Excluding non-recurring items, operating profit was 6.6% of turnover (10.6%). Operating profit for the paper divisions fell due to lower sales prices partly caused by the stronger euro. Profits benefited from cost savings, synergy benefits from the Haindl acquisition and higher deliveries. The performance of the Converting Division suffered from the difficult market conditions and operating profit declined. Operating profit for the Wood Products Division was also weaker than during the previous year.

Profit before extraordinary items was EUR 559 million (789 million), and excluding non-recurring items EUR 457 million (835 million).

Net financial expenses were EUR 225 million (273 million), including dividend income of EUR 18 million (21 million) and exchange losses of EUR 28 million (gains of EUR 2 million). Lower interest rates and lower interest-bearing liabilities reduced interest expenses. Taxes were EUR 193 million (241 million), and the effective tax rate was 34.5% (30.5%). Profit for the year was EUR 368 million (550 million).

Earnings per share were EUR 0.70 (1.06), return on equity 5.3% (8.0%) and return on capital employed 6.4% (8.4%). Excluding non-recurring items, earnings per share were EUR 0.57 (1.12), return on equity 4.2% (8.4%) and return on capital employed 5.6% (8.8%).

PRODUCTION AND DELIVERIES

UPM produced 10.232 million tonnes of paper in 2003 (10.046 million in 2002). The paper divisions’ capacity utilization rate averaged 88% for the year (87%). Full-year capacity utilization rates for the different grades were as follows: magazine papers 87% (85%), newsprint 90% (88%), fine papers 87% (86%), and speciality papers 91% (95%).

Paper delivery volumes increased by 4.3% to 10.342 million tonnes (9.918 million tonnes). Delivery volumes by division were: magazine papers 4.822 million tonnes (4.618 million), newsprint 2.587 million tonnes (2.467 million), and fine and speciality papers 2.879 million tonnes (2.774 million).

Plywood production amounted to 936,000 cubic metres (905,000). The output of sawn timber rose by 9% to 2.408 million cubic metres (2.201 million).

FINANCING

At 31 December 2003, the gearing ratio was 67% (76% at 31 December 2002).

The cash flow from operations was EUR 1,264 million (1,429 million). Cash flow remained good due to limited capital expenditure and reduction in working capital. Net interest-bearing liabilities were EUR 4,599 million, a decrease of EUR 686 million on the previous year’s figure of EUR 5,285 million. The average rate of interest on borrowings was 3.5% (3.8%) for the year. The average maturity at the year-end was 8.1 years (8.5).

In May, Standard & Poors lowered the company’s credit rating from BBB+ to BBB. The credit ratings for UPM’s bonds at the year-end were BBB (S&P - stable) and Baa1 (Moody’s - stable).

PERSONNEL

The average number of employees was 35,751 (36,866). At the end of the year the Group had 34,482 employees (35,579). The decrease was mainly due to divestments and streamlining of operations.

CAPITAL EXPENDITURE

Gross capital expenditure, excluding acquisitions, was EUR 584 million (561 million), and including acquisitions EUR 620 million (613 million). Sales of shares and other fixed assets totalled EUR 255 million (212 million).

The USD 470 million project to build a 450,000 t/a fine paper machine and additional coating capacity at Changshu near Shanghai in China is progressing. Construction work on the site started in September and the new paper machine was ordered during the same month. The planned start-up of the paper machine is in the summer 2005.

The other major investment projects completed or on-going are the expansion of the deinking plant at Shotton, which was commissioned in November 2003, and the rebuild of Pietarsaari pulp mill, which is due for completion in April 2004. The new 300,000 m³ sawmill at Pestovo, Russia, is currently in the start-up phase.

In March, the company decided to rebuild paper machine 2 at the Rauma mill at a cost of approximately EUR 30 million. The investment will improve the quality of uncoated magazine paper and reduce production costs. The rebuild will be completed in April 2004.

In May, UPM signed a letter of intent to establish a joint venture company in Zhanjiang, Guangdong Province in China. The joint venture will investigate and make preparations for wood supplies for a possible future pulp mill. The first phase forestry operations are estimated to cost USD 44 million, of which UPM’s 45% share will be USD 20 million.

In July the company decided on an additional EUR 90 million investment to develop customer and supply chain management systems during 2003-2006.

In December the company decided to invest EUR 24 million in rebuilding SC paper machine 6 at Jämsänkoski. The rebuilt machine will come on stream during the first quarter of 2005.

In December, UPM reserved 470 MW of power capacity from the nuclear power plant to be constructed by Teollisuuden Voima Oy, Finland. UPM’s investment will be made through its associated company Pohjolan Voima Oy and requires a EUR 40 million investment in PVO’s share capital.

RESTRUCTURING

In September, UPM sold its Rosenlew flexible intermediate bulk container (FIBC) operations. The business in question has some 470 employees and an annual turnover of approximately EUR 40 million.

In September, the company decided to close down the old 100,000 t/a book paper machine 17 and the adjacent stone groundwood plant at Voikkaa paper mill in Finland. Planned closure of the machine is on 1 May 2004.

In October, UPM agreed to sell its 8.2% holding in the real estate company Polar Kiinteistöt for EUR 11 million.

COST SAVINGS PROGRAMME AND INTEGRATION OF HAINDL

In April 2003 UPM announced a programme aiming at annual cost savings of EUR 200 million by the beginning of 2005. Cost savings are being sought in all areas of operations, including fixed costs, purchasing, logistics and reduction of working capital. By the end of 2003 more than two-thirds of the savings target had been achieved. The synergy benefits from the Haindl acquisition in November 2001 have been greater than originally anticipated. The annual target of EUR 70 million by the end of 2004 had largely been reached at the end of 2003.

SHARES

UPM shares worth EUR 9,117 million (10,827 million) were traded on the Helsinki Exchanges in 2003. The highest quotation was EUR 17.10 in September and the lowest EUR 11.05 in April. The value of the company’s shares traded on the New York Stock Exchange was USD 191 million (169 million).

In December 2002, it was decided that the company would redeem the outstanding bonds of the EUR 161.5 million convertible bonds issued in 1994 by Repola Ltd, a predecessor of the company. By the redemption, 28 February 2003, the total number of conversions during the years 1994 to 2003 was EUR 157,832,624.79 and the number of shares converted 7,319,754 corresponding to 14,639,508 shares after the bonus issue. The remaining amount of the bonds (EUR 3,627,815.16) was redeemed on the redemption date. According to the terms of the bonds, holders of new shares subscribed under the issue in 2003 are entitled to receive dividends for the first time for the 2003 financial period.

The Annual General Meeting of 19 March 2003 approved a proposal to buy back a minimum of 100 and a maximum of 24.6 million own shares using distributable funds.

The company did not buy back any of its own shares during the year.

The meeting also decided to increase the share capital of the company through a one-for-one bonus issue. As a result, a total of 261,789,465 new shares were issued. Following the bonus issue, the number of shares in issue as of 31 March 2003 was 523,578,930.

The same meeting authorized the Board of Directors to decide to increase the share capital by issuing new shares or convertible bonds in one or more issues. The increase in the number of shares may amount to an aggregate maximum of 104,000,000 shares. This authorization has not been used. Together with the authorization and share options, the number of shares, which stood at 523,578,930 at the end of December, may increase to a maximum of 650,778,930.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

The subscription price for the company’s 2002E share options was set at EUR 14.27, i.e. the trade-weighted average quotation for UPM shares on the Helsinki Exchanges between 15 April and 15 May 2003 plus 10%. The subscription price will be reduced, on the respective record dates for dividend payments, by the amount of dividend declared after the period for determining the subscription price has expired and before the shares are subscribed. The subscription period for the 2002E share options is from 1 April 2005 to 30 April 2008. A total of 3,526,000 share options, each entitling the holder to subscribe two UPM shares, were distributed to about 400 key employees in June.

COMPANY DIRECTORS

The Annual General Meeting of 19 March 2003 elected Georg Holzhey, former Managing Director and co-owner of Haindl and former Executive Vice President of UPM-Kymmene, as a new member of the Board of Directors. The following persons were re-elected members of the Board of Directors: Martti Ahtisaari, ex-President of the Republic of Finland, Carl H. Amon III, partner in the international law firm White & Case LLP, Michael C. Bottenheim, ex-Director of Lazard Brothers, Berndt Brunow, Managing Director of Oy Karl Fazer Ab, the Canadian lawyer Donna Soble Kaufman, Juha Niemelä, President and Chief Executive Officer of UPM-Kymmene Corporation, Jorma Ollila, Chairman and Chief Executive Officer of Nokia Corporation, Gustaf Serlachius, and Vesa Vainio.

At its first meeting the Board of Directors elected Vesa Vainio to serve as its chairman and Gustaf Serlachius and Carl H. Amon III as vice chairmen.

In December, UPM announced a revision of its management organization. From the beginning of 2004 all divisions report to Jussi Pesonen, SEVP & COO, who also acts as deputy to the President and CEO. Martin Granholm, former SEVP and deputy to the President and CEO, was appointed Senior Advisor to Group Management in strategy-related matters until his retirement on 31 December 2004.

In its meeting on 29 January 2004, the Board of Directors accepted the resignation of Juha Niemelä from the position of President and CEO. Mr Niemelä also announced that he will resign from the Board of Directors. In the same meeting the Board appointed Jussi Pesonen, the current Senior Executive Vice President and COO, President and CEO of UPM-Kymmene Corporation.

LITIGATION

In late July, a US District Court in Chicago approved an injunction to block the USD 420 million acquisition of MACtac, the pressure-sensitive materials business of the US-based Bemis Corporation, following which UPM terminated its agreement on the transaction.

In August, UPM received a grand jury subpoena in connection with the US Department of Justice Antitrust Division’s investigation into the US labelstock industry. UPM is responding to the subpoena as required. As a result of the investigation, several class action suits have been brought against UPM-Kymmene Corporation, Raflatac Inc. and other labelstock producers in the United States.

OUTLOOK FOR 2004

The economic recovery in Europe is expected to continue. Good economic growth in both the USA and Asia is forecast to continue. This should lead to further improvement in demand for paper, although growth rates will vary by grade and by market.

In Europe, magazine paper prices are expected to remain largely unchanged during the first quarter. In the United States, magazine paper prices are expected to increase during the year. Euro-denominated contract prices for newsprint will be slightly below those of last year.

Prices for fine papers are expected to strengthen as demand rises. The markets for speciality papers are expected to improve.

The markets for the products of the Converting Division are also expected to show a gradual improvement. The Wood Products Division’s markets will continue to suffer from oversupply.

The weakened US dollar will adversely affect profitability.

Operating profit for the first quarter of 2004 will is expected to be somewhat lower than that of last year.

Capital expenditure will be approximately EUR 700 million.

DIVIDEND FOR 2003

The Board of Directors will propose to the Annual General Meeting to be held on 24 March 2004 that a dividend of EUR 0.75 per share be paid for the 2003 financial year (EUR 0.75 for 2002). The Board of Directors will propose to the Annual General Meeting that the dividend be paid on 5 April 2004.

ADOPTION OF International Financial Reporting standards (IFRS)

UPM adopted IFRS standards in its financial reporting starting from 1 January 2004. UPM will publish a separate report in March 2004 to communicate the new accounting policies, the main effects of IFRS, and comparative financial statements with reconciliations to the Finnish GAAP for the years 2002 and 2003.

FINANCIAL INFORMATION IN 2004

The Annual Report for 2003 will be published during the week beginning 15 March 2004.

In 2004, UPM will publish its first-quarter interim review on 27 April, its interim review for the first six months on 27 July and its interim review for the nine months to September on 26 October.

MAGAZINE PAPERS

	IV/ 2003	III/ 2003	II/ 2003	I/ 2003	IV/ 2002	III/ 2002	II/ 2002	I/ 2002	2003	2002	2001
Turnover, EUR million	902	839	815	764	941	894	905	837	3,320	3,577	3,548
Operating profit, EUR million 1)	39	53	32	29	-46	101	77	93	153	225	598
- % of turnover	4.3	6.3	3.9	3.8	-4.9	11.3	8.5	11.1	4.6	6.3	16.9
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	54	67	47	43	97	115	92	107	211	411	644
- % of turnover	6.0	8.0	5.8	5.6	10.3	12.9	10.2	12.8	6.4	11.5	18.2
Deliveries, 1000 t	1,349	1,218	1,184	1,071	1,263	1,181	1,153	1,021	4,822	4,618	3,964
Capacity utilization rate, %	89	88	85	85	87	90	81	81	87	85	84
Return on capital employed, %									3.1	4.3	13.7
Return on capital employed excl. amortization of goodwill and non-recurring items, %									4.3	7.8	14.7

1)	The fourth quarter of 2002 includes non-recurring charges of EUR 128 million.

Full-year turnover for magazine papers declined by 7%, as lower sales prices and the weaker US dollar had a negative impact on sales. The capacity utilization rate was 87% (85%). Deliveries increased by 4%.

Profitability was substantially weaker than in 2002. Decreased average prices and the stronger euro were the main reasons for the lower operating profits. Improved cost-effectiveness and synergy benefits, on the other hand, had a positive impact on profitability.

In Western Europe, demand for coated magazine paper grew by 3%, while in the United States the growth in demand was 5%. Demand for uncoated magazine paper grew by 2% in Western Europe but in the United States the growth was more pronounced at 6%. Exports of UPM’s magazine paper from Europe to overseas markets continued to increase. The closure of two machines at the Blandin mill also resulted in an increase in exports.

Average sales prices for magazine papers declined by 9% in Western Europe but were 2% higher, although still at a record low level, in the United States.

In the fourth quarter, profitability was weaker than during the third quarter despite the 11% increase in deliveries. Profits were affected by mandatory shut-downs, by the one-day strike in Finland during December, and by the weaker US dollar. Prices in general were stable, although some price increases were introduced in the United States and the UK. Good cost-effectiveness contributed to operating profits.

At the end of June and early July, discharges to lake Saimaa from Kaukas pulp mill in Finland temporarily exceeded normal levels. The accident and the related compensation are not expected to have any material effect on the results.

NEWSPRINT

	IV/ 2003	III/ 2003	II/ 2003	I/ 2003	IV/ 2002	III/ 2002	II/ 2002	I/ 2002	2003	2002	2001
Turnover, EUR million	356	308	326	305	347	358	336	340	1,295	1,381	1,058
Operating profit, EUR million 1)	7	11	18	18	46	48	37	31	54	162	211
- % of turnover	2.0	3.6	5.5	5.9	13.3	13.4	11.0	9.1	4.2	11.7	19.9
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	18	30	29	28	57	58	47	50	105	212	214
- % of turnover	5.1	9.7	8.9	9.2	16.4	16.2	14.0	14.7	8.1	15.4	20.2
Deliveries, 1000 t	703	629	661	594	617	664	609	577	2,587	2,467	1,667
Capacity utilization rate, %	89	91	92	89	88	92	88	83	90	88	89
Return on capital employed, %									2.5	6.8	21.4
Return on capital employed excl. amortization of goodwill and non-recurring items, %									4.9	9.0	21.7

1)	The third quarter of 2003 includes EUR 9 million non-recurring charges and the first quarter of 2002 EUR 8 million.

Turnover was 6% down on the previous year due to lower sales prices. Deliveries were up on 2002 and the capacity utilization rate improved to 90% (88%).

Operating profit dropped markedly from the year before as a result of lower prices. The average price of recovered paper, the main raw material for UPM’s newsprint production, was slightly lower than during the year before. Synergies from the Haindl integration and cost-effectiveness continued to have a favourable impact on profitability. Deliveries to customers outside Western Europe increased, although by less than the year before. During the third quarter the company decided to close down the old PM 17 at Voikkaa, Finland.

Demand for newsprint grew by only 1% in Western Europe and declined by 1% in the United States due to slack advertising activity.

Average sales prices for newsprint in Western Europe were down by 13% compared with 2002. In the United States average prices increased by about 10%.

Operating profits for the fourth quarter were down on the third due to costs associated with the Shotton PM2 rebuild, down-time in December and accelerated depreciation related to the close-down of Voikkaa PM17. Delivery volumes increased by 12%. Sales prices in Western Europe remained unchanged.

FINE AND SPECIALITY PAPERS

	IV/ 2003	III/ 2003	II/ 2003	I/ 2003	IV/ 2002	III/ 2002	II/ 2002	I/ 2002	2003	2002	2001
Turnover, EUR million	558	567	565	588	610	612	625	602	2,278	2,449	2,362
Operating profit, EUR million	46	63	56	76	63	111	91	94	241	359	336
- % of turnover	8.2	11.1	9.9	12.9	10.3	18.1	14.6	15.6	10.6	14.7	14.2
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	47	64	58	77	64	112	92	96	246	364	341
- % of turnover	8.4	11.3	10.3	13.1	10.5	18.3	14.7	15.9	10.8	14.9	14.4
Deliveries, 1000 t	747	715	713	704	690	714	688	682	2,879	2,774	2,546
Capacity utilization rate, %	87	88	88	88	80	91	91	93	88	89	87
Return on capital employed, %									9.8	13.7	12.9
Return on capital employed excl. amortization of goodwill and non-recurring items, %									10.0	13.9	13.1

Lower prices meant that turnover was 7% down on the previous year. Delivery volumes, however, rose by 4%. The capacity utilization rate was 88% (89%). The coating capacity utilization rate remained below 80%. The speciality paper machines operated at above 90% capacity, but this was still lower than the 2002 figure. The fine paper mill in China operated at virtually maximum capacity.

Profitability was weaker due mainly to lower sales prices in all business areas. Operating profit declined by 33%.

Demand for uncoated fine paper in Western Europe fell by 2% but increased by 2% for coated fine paper. The robust growth in China continued.

Average market prices for uncoated fine papers were down by 10% on 2002, while prices for coated fine papers were 11% lower. In China, prices were on average about the same as during the previous year.

Profitability for speciality papers declined on 2002 and was about the division average. Average prices fell. Label paper and packaging paper markets were better than those for envelope paper.

Fourth-quarter profitability for the fine and speciality papers business was down on the third quarter, mostly due to lower prices.

CONVERTING

	IV/ 2003	III/ 2003	II/ 2003	I/ 2003	IV/ 2002	III/ 2002	II/ 2002	I/ 2002	2003	2002	2001
Turnover, EUR million	329	335	345	365	357	393	398	393	1,374	1,541	1,480
Operating profit, EUR million 1)	4	14	9	16	9	20	18	23	43	70	46
- % of turnover	1.2	4.2	2.6	4.4	2.5	5.1	4.5	5.9	3.1	4.5	3.1
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	9	15	11	17	10	21	20	24	52	75	62
- % of turnover	2.7	4.5	3.2	4.7	2.8	5.3	5.0	6.1	3.8	4.9	4.2
Return on capital employed, %									6.3	8.9	5.8
Return on capital employed excl. amortization of goodwill and non-recurring items, %									7.6	9.5	7.7

1)	The fourth quarter of 2003 includes non-recurring charges of EUR 4 million, and 2001 EUR 11 million.

Turnover for the Converting Division was down by 11% as a result of the sale of Walki Films in October 2002, weak demand and lower product prices. The market was subdued for all businesses, especially in Europe. Operations were less profitable.

Raflatac’s turnover of EUR 736 million (736 million) was unchanged. Organic growth in North America and stronger positions in the Asia-Pacific region and South Africa compensated for the weaker trend in the European self-adhesive labelstock market. Raflatac’s operating profit was slightly better than during the previous year. Internal efficiency has been improved and profitability in the United States has improved.

Loparex reported a turnover of EUR 334 million (389 million), 14% less than the previous year. Demand for siliconized papers was lacklustre in all the main markets, and fierce competition resulted in lower prices. Of the three converting businesses, the profitability of Loparex was hardest hit in 2003. The market was difficult, with positive signals only becoming evident towards the end of the year. Cost savings and internal efficiency improvements have continued.

Walki Wisa’s turnover of EUR 305 million was down slightly on previous year’s figure of EUR 318 million. Market conditions in Europe have been weak and prices have declined, adversely affecting profitability.

The Converting Division’s fourth-quarter profits were down on the third quarter. The holiday season, with related cutbacks in production, was the main reason for the lower profitability.

WOOD PRODUCTS

	IV/ 2003	III/ 2003	II/ 2003	I/ 2003	IV/ 2002	III/ 2002	II/ 2002	I/ 2002	2003	2002	2001
Turnover, EUR million	369	382	426	375	380	358	404	347	1,552	1,489	1,463
Operating profit, EUR million	0	1	18	10	10	5	14	8	29	37	27
- % of turnover	0.0	0.3	4.2	2.7	2.6	1.4	3.5	2.3	1.9	2.5	1.8
Production, plywood, 1000 m3	231	208	251	246	248	198	238	221	936	905	786
Production, sawn timber, 1000 m3	628	495	586	565	583	443	526	499	2,274	2,051	1,856
Return on capital employed, %									3.7	5.0	4.1

Turnover for the Wood Products Division increased by 4% on the previous year. Although plywood prices declined and there was little change in the average prices of sawn timber, growth in deliveries boosted turnover. Profitability was weaker than in 2002.

The plywood business produced a turnover of EUR 529 million (538 million) and an increase in delivery volumes. Lower unit costs, due to new capacity in Russia and Estonia, partly compensated for the effects of lower prices.

Turnover for the sawmilling business was EUR 499 million (459 million). Despite improving its profitability, the business still made a loss. The fundamental reasons were high Finnish raw material costs and low sawn timber prices due to increased supply were fundamental factors negatively affecting the business.

Turnover from the sale of wood-based building supplies was EUR 650 million (615 million). Trading continued to grow, especially in Finland and Ireland. Profitability was good, and similar to that in 2002.

The profitability of the Wood Products Division remained weak during the final quarter. There were little changes in market conditions in October - December.

OTHER OPERATIONS

EUR million	IV/ 2003	III/ 2003	II/ 2003	I/ 2003	IV/ 2002	III/ 2002	II/ 2002	I/ 2002	2003	2002	2001
Turnover	156	152	171	193	145	134	156	148	672	583	489
Operating profit
Forestry department, Finland	9	11	10	11	5	15	8	9	41	37	45
Energy department, Finland	30	14	19	15	9	14	13	15	78	51	99
Share of results of associated companies	1	3	6	12	8	24	10	18	22	60	82
Other 1)	139	-6	6	-16	69	6	3	-17	123	61	170
Total	179	22	41	22	91	59	34	25	264	209	396

1)	Includes capital gains on sales of listed shares: EUR 163 million in the fourth quarter of 2003, and EUR 81 million in the fourth quarter of 2002.

Operating profit for the forestry department was about the same as in 2002.

The energy department improved its operating profit thanks to a considerable rise in the average market price of electricity on the year before. The company was also able to benefit from selling its temporary excess capacity. Operating profit includes EUR 8 million in capital gains from the sale of certain energy assets in the fourth quarter.

The pulp producer Metsä-Botnia, of which UPM owns 47%, returned a lower operating profit than the year before. The average price of long-fibre pulp increased from USD 463 per tonne in 2002 to USD 525 per tonne, but at the same time the strengthening of the euro mitigated the positive effects of the improved pulp market.

Helsinki, 29 January 2004

Board of Directors

No auditors’ report has been issued in respect to the financial statements

Earnings

EUR million	2003	2002	2001	Change 2003/ 2002
Turnover	9,948	10,475	9,918	-527
Other operating income	220	155	315	65
Costs and expenses	-8,480	-8,610	-7,958	130
Share of results of associated companies	22	60	83	-38
Depreciation and value adjustments 1)	-926	-1,018	-744	92
Operating profit	784	1,062	1,614	-278
- % of turnover	7.9	10.1	16.3	-2.2
- % of turnover, excluding non-recurring items	6.6	10.6	14.1	-4.0
Financial income and expenses	-225	-273	-281	48
Profit before extraordinary items	559	789	1,333	-230
- % of turnover	5.6	7.5	13.4	-1.9
Extraordinary income	—	—	—	—
Extraordinary expenses	—	—	—	—
Profit after extraordinary items	559	789	1,333	-230
Income taxes	-193	-241	-378	48
Minority interests	2	2	—	0
Profit for the period	368	550	955	-182
Earnings per share, EUR	0.70	1.06	1.93	-0.36
Earnings per share, excluding non-recurring items, EUR	0.57	1.12	1.61	-0.55
1) Depreciation and value adjustments include
Amortization of goodwill	-113	-112	-41	-1
Value adjustments	-8	-91	-16	83

Balance sheet

EUR million	31.12.2003	31.12.2002	31.12.2001	Change 2003/ 2002
Intangible assets	348	364	339	-16
Goodwill on consolidation	1,894	1,987	2,086	-93
Tangible assets	7,846	8,253	8,934	-407
Investments held as non-current assets	1,398	1,507	1,477	-109
Own shares	—	—	38	—
Non-current assets, total	11,486	12,111	12,874	-625
Stocks	1,217	1,288	1,289	-71
Receivables	1,426	1,550	1,845	-124
Cash in hand and at bank	388	425	423	-37
Total assets	14,517	15,374	16,431	-857
Shareholders’ equity	6,869	6,920	6,810	-51
Minority interest	32	33	28	-1
Provisions	410	450	413	-40
Deferred tax liability	644	645	666	-1
Non-current liabilities	4,274	5,139	4,913	-865
Current liabilities	2,288	2,187	3,601	101
Total equity and liabilities	14,517	15,374	16,431	-857

Cash flow

EUR million	2003	2002	2001	Change 2003/ 2002
Operating profit	784	1,062	1,614	-278
Depreciation and other adjustments	723	862	397	-139
Change in working capital	122	-144	96	266
Financial income and expenses and income taxes paid	-365	-351	-462	-14
Cash from operating activities	1,264	1,429	1,645	-165
Acquisitions and share purchases	-16	-41	-2,367	25
Other investments and purchases of tangible and intangible assets	-564	-571	-849	7
Asset sales and decrease in non-current receivables	228	171	362	57
Cash used in investing activities	-352	-441	-2,854	89
Cash flow before financing activities	912	988	-1,209	-76
Dividends paid	-390	-388	-371	-2
Share issue	—	—	419	—
Purchases of own shares	—	—	-152	—
Change in loans and other financial items	-528	-609	1,503	81
Cash provided by (used in) financing activities	-918	-997	1,399	79
Change in cash and cash equivalents	-6	-9	190	3

Key figures

	2003	2002	2001	Change 2003/ 2002
Earnings per share, EUR	0.70	1.06	1.93	-0.36
Diluted earnings per share, EUR	0.70	1.05	1.90	-0.35
Return on equity, %	5.3	8.0	15.5	-2.7
Return on capital employed, %	6.4	8.4	15.6	-2.0
Cash from operating activities per share, EUR	2.42	2.75	3.32	-0.33
Equity to assets ratio at end of period, %	47.7	45.3	41.5	2.4
Gearing ratio at end of period, EUR	67	76	89	-9
Shareholders’ equity per share at end of period, EUR	13.12	13.30	13.09	-0.18
Net interest-bearing liabilities, EUR million	4,599	5,285	6,041	-686
Gross capital expenditure, incl. acquisitions, EUR million	620	613	3,850	7
- % of turnover	6.2	5.9	38.8	0.3
Gross capital expenditure, excl. acquisitions, EUR million	584	561	827	23
- % of turnover	5.9	5.4	8.3	0.5
Personnel at end of period	34,482	35,579	36,298	-1,097
No. of shares, average (1000)	523,130	518,935	495,784	4,195
No. of shares at end of period (1000)	523,579	520,232	517,436	3,347
Earnings per share, excluding non-recurring items, EUR
Profit for the period, EUR million	368	550	955	-182
Extraordinary items, EUR million	—	—	—	—
Profit for the period before extraordinary items, EUR million	368	550	955	-182
Non-recurring items, EUR million	102	-46	220	148
Income taxes on non-recurring items, EUR million	-30	13	-64	-43
Profit for the period excluding non-recurring items, EUR million	296	583	799	-287
Earnings per share, excluding non-recurring items, EUR	0.57	1.12	1.61	-0.55

Turnover by market

EUR million	2003	2002	2001	Change 2003/ 2002
EU countries	6,692	7,159	6,839	-467
Other European countries	778	796	668	-18
North America	1,406	1,495	1,453	-89
Rest of world	1,072	1,025	958	47
	9,948	10,475	9,918	-527

Contingent liabilities

EUR million	31.12.2003	31.12.2002	31.12.2001	Change 2003/ 2002
On own behalf 1)	221	276	493	-55
On behalf of associated companies	41	41	72	0
On behalf of others	7	9	10	-2
Pension liabilities	9	3	3	6
Leasing commitments	93	133	82	-40
1) Includes securities for Miramichi’s bond loans	—	—	193	—

Values of derivative agreements

EUR million	Market value 31.12.2003	Market value 31.12.2002	Market value 31.12.2001	Nominal value 31.12.2003	Nominal value 31.12.2002	Nominal value 31.12.2001
Currency derivatives
Forward contracts	40	66	-18	2,836	3,562	2,296
Options, bought	—	—	—	—	—	—
Options, written	—	—	—	—	—	—
Swap contracts	-77	6	-35	584	249	297
Interest rate derivatives
Forward contracts	-3	-9	-8	6,468	6,553	8,715
Options, bought	—	—	—	—	—	—
Options, written	-3	—	—	71	—	—
Swap contracts	214	275	46	3,281	4,042	2,430
Other derivatives
Forward contracts	1	-7	-1	13	33	45
Swap contracts	—	—	—	13	—	—

Key exchange rates for the euro at end of period

	31.12.2003	30.9.2003	30.6.2003	31.3.2003	31.12.2002	30.9.2002	30.6.2002	31.3.2002	31.12.2001
USD	1.2630	1.1652	1.1427	1.0895	1.0487	0.9860	0.9975	0.8724	0.8813
CAD	1.6234	1.5717	1.5506	1.6037	1.6550	1.5566	1.5005	1.3923	1.4077
JPY	135.05	128.80	137.32	129.18	124.39	119.67	118.20	115.15	115.33
GBP	0.7048	0.6986	0.6932	0.6896	0.6505	0.6295	0.6498	0.6130	0.6085
SEK	9.0800	8.9625	9.2488	9.2608	9.1528	9.1516	9.1015	9.0304	9.3012

Quarterly figures

EUR million	IV/ 2003	III/ 2003	II/ 2003	I/ 2003	IV/ 2002	III/ 2002	II/ 2002	I/ 2002	2003	2002	2001
Turnover by division
Magazine Papers	902	839	815	764	941	894	905	837	3,320	3,577	3,548
Newsprint	356	308	326	305	347	358	336	340	1,295	1,381	1,058
Fine and Speciality Papers	558	567	565	588	610	612	625	602	2,278	2,449	2,362

Converting	329	335	345	365	357	393	398	393	1,374	1,541	1,480
Wood Products	369	382	426	375	380	358	404	347	1,552	1,489	1,463
Other Operations	156	152	171	193	145	134	156	148	672	583	489
Internal sales	-118	-146	-147	-132	-163	-136	-145	-101	-543	-545	-482
Turnover, total	2,552	2,437	2,501	2,458	2,617	2,613	2,679	2,566	9,948	10,475	9,918
Operating profit by division 1)
Magazine Papers	39	53	32	29	-46	101	77	93	153	225	598
Newsprint	7	11	18	18	46	48	37	31	54	162	211
Fine and Speciality Papers	46	63	56	76	63	111	91	94	241	359	336
Converting	4	14	9	16	9	20	18	23	43	70	46
Wood Products	0	1	18	10	10	5	14	8	29	37	27
Other Operations	179	22	41	22	91	59	34	25	264	209	396
Operating profit, total	275	164	174	171	173	344	271	274	784	1,062	1,614
- % of turnover	10.8	6.7	7.0	7.0	6.6	13.2	10.1	10.7	7.9	10.1	16.3
Non-recurring items in operating profit	153	-15	-5	-4	-46	4	6	-10	129	-46	220
Operating profit excluding non-recurring items	122	179	179	175	219	340	265	284	655	1,108	1,394
- % of turnover	4.8	7.3	7.2	7.1	8.4	13.0	9.9	11.1	6.6	10.6	14.1
Dividend income	2	1	12	3	1	1	2	17	18	21	33
Exchange differences 2)	2	-3	-9	-18	—	—	2	—	-28	2	-5
Other financial income and expenses	-44	-49	-57	-65	-72	-64	-76	-84	-215	-296	-309
Profit before extraordinary items	235	113	120	91	102	281	199	207	559	789	1,333

Non-recurring items, total	153	-15	-12	-24	-46	4	6	-10	102	-46	220
Profit before extraordinary and non-recurring items	82	128	132	115	148	277	193	217	457	835	1,113
Extraordinary items	—	—	—	—	—	—	—	—	—	—	—
Profit after extraordinary items	235	113	120	91	102	281	199	207	559	789	1,333
Income taxes	-73	-42	-48	-30	-19	-95	-67	-60	-193	-241	-378
Minority interest	1	1	—	—	1	—	—	1	2	2	—
Profit for the period	163	72	72	61	84	186	132	148	368	550	955
Earnings per share, EUR	0.31	0.14	0.13	0.12	0.16	0.36	0.25	0.29	0.70	1.06	1.93
Earnings per share excluding non-recurring items, EUR	0.11	0.16	0.15	0.15	0.22	0.35	0.25	0.30	0.57	1.12	1.61
Average no. of shares (1000)	523,579	523,579	523,579	521,757	520,098	520,015	518,060	517,442	523,130	518,936	495,784
Return on equity excluding non-recurring items, %	3.1	4.9	4.8	4.6	6.7	10.8	7.7	9.2	4.2	8.4	12.9
Return on capital employed excluding non-recurring items, %	4.5	6.0	6.2	5.8	7.0	10.7	8.4	9.3	5.6	8.8	13.5
Operating cash flow per share, EUR	0.88	0.81	0.35	0.38	0.84	0.57	0.79	0.55	2.42	2.75	3.32

1)	The divisional operating profits include non-recurring charges as follows: the first quarter of 2002 EUR 8 million and the third quarter of 2003 EUR 9 million for the Newsprint Division, and the fourth quarter of 2002 EUR 128 million for the Magazine Papers Division.

2)	The second quarter of 2003 includes costs of EUR 7 million and the first quarter of 2003 EUR 20 million to cover the foreign exchange exposure related to the unrealized acquisition of MACtac.

CASH FLOW BY QUARTER

EUR million	IV/ 2003	III/ 2003	II/ 2003	I/ 2003	IV/ 2002	III/ 2002	II/ 2002	I/ 2002	2003	2002	2001
Operating profit	275	164	174	171	173	344	271	274	784	1,062	1,614
Depreciation and other adjustments	79	235	208	201	242	189	207	224	723	862	397
Change in working capital	199	94	-99	-72	100	-103	-31	-110	122	-144	96
Financial expenses, net and direct taxes paid	-94	-71	-98	-102	-78	-131	-41	-101	-365	-351	-462
Cash from operating activities	459	422	185	198	437	299	406	287	1,264	1,429	1,645
Cash used in investing activities	66	-111	-176	-131	-72	-67	-187	-115	-352	-441	-2,854
Cash flow before financing activities	525	311	9	67	365	232	219	172	912	988	-1,209
Dividends paid	—	—	-28	-362	—	—	-388	—	-390	-388	-371
Share issue	—	—	—	—	—	—	—	—	—	—	419
Purchases of own shares	—	—	—	—	—	—	—	—	—	—	-152
Change in loans and other financial items	-343	-308	45	78	-104	-281	120	-344	-528	-609	1,503
Cash provided by (used in) financing activities	-343	-308	17	-284	-104	-281	-268	-344	-918	-997	1,399
Change in cash and cash equivalents	182	3	26	-217	261	-49	-49	-172	-6	-9	190
Cash from operating activities per share, EUR	0.88	0.81	0.35	0.38	0.84	0.57	0.79	0.55	2.42	2.75	3.32

Deliveries and production

	IV/ 2003	III/ 2003	II/ 2003	I/ 2003	IV/ 2002	III/ 2002	II/ 2002	I/ 2002	2003	2002	2001
Deliveries
Magazine papers (1000 t)	1,349	1,218	1,184	1,071	1,263	1,181	1,153	1,021	4,822	4,618	3,964
Newsprint (1000 t)	703	629	661	594	617	664	609	577	2,587	2,467	1,667
Fine and Speciality papers (1000 t)	747	715	713	704	690	714	688	682	2,879	2,774	2,546
Converting papers (1000 t)	12	14	13	15	13	16	15	15	54	59	49
Deliveries total	2,811	2,576	2,571	2,384	2,583	2,575	2,465	2,295	10,342	9,918	8,226
Production
Paper (1000 t)	2,629	2,577	2,536	2,490	2,502	2,659	2,479	2,406	10,232	10,046	8,298
Capacity utilization, paper production (%)	89	88	87	87	85	91	86	85	88	87	86
Plywood (1000 m3)	231	208	251	246	248	198	238	221	936	905	786
Sawn timber (1000 m3)	661	529	623	595	619	479	572	531	2,408	2,201	2,035
Chemical pulp (1000 t)	476	537	473	541	506	561	513	522	2,027	2,102	2,038

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ KARI TOIKKA

Kari Toikka Executive Vice President and CFO

	By:	/s/ OLAVI KAUPPILA

Olavi Kauppila Senior Vice President, Investor Relations